December 10, 2018

Ware H. Grove
Chief Financial Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

       Re: CBIZ, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 1, 2018
           File No. 001-32961

Dear Mr. Grove:

       We have reviewed your November 28, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 8, 2018 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Condensed Consolidated Financial Statements
Note 3. Revenue, page 12

1. We note from your response to prior comment 1 that you do not consider your Benefit and
      Insurance Services practice group's commissions to be incremental costs of obtaining a contract. Please tell us how you arrived at this conclusion. Refer to ASC 340-40-25-2. In addition, tell us the total amount of commissions expense recorded for contracts with terms in excess of one year during the nine months ended September 30, 2018.
 Ware H. Grove
CBIZ, Inc.
December 10, 2018
Page 2
2. We note your response to prior comment 5. Please revise in future filings to disclose that advisory services revenue is calculated on the estimated value of assets under management and is adjusted when the actual value is provided.
       You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Christine Dietz,
Assistant Chief Accountant, at 202-551-3408 with any questions.



                                                              Sincerely,
FirstName LastNameWare H. Grove
                                                              Division of
Corporation Finance
Comapany NameCBIZ, Inc.
                                                              Office of
Information Technologies
December 10, 2018 Page 2                                      and Services
FirstName LastName